UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 28, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the First Quarter 2017 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page.

Strong profits

Net profit 1,269m, diluted EPS 0.33

PBT 1,690m, adjusted PBT 1,934m

Strong returns

12.6% adjusted RoTE

17.4% adjusted RoTE excl. DTA[1]

Strong capital

CET1 capital ratio 14.1%; LR 3.55%[2]

Total loss-absorbing capacity 74bn

Pre-tax profit up YoY in all business divisions

1Q16
1Q17
PBT 1.1bn
+19%
WMA
WM
Global Wealth Management
Global WM
+4%
Personal & Corporate
+12%
Asset Management
+51%
Investment Bank
Corporate Center

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Excludes any net deferred tax expense / benefit from net profit attributable to shareholders and excludes any deferred tax assets that do not qualify as CET1 capital from tangible equity; 2 Fully applied

2

Global WM – Superior, sustainable profit growth

Global WM

8%²
2.8
3.8
6%²
1.7
2.2
7%²
9.5
12.3
84
18
75
19
78%
75%
1Q13 LTM³
1Q17 LTM³

Profit before tax¹
LTM³, bn

Strong profit growth

Invested assets¹
End of period, CHF trn

CHF 2.2 trillion invested assets; 32% mandates

Recurring revenues¹
LTM³, bn

High quality revenues; 80% recurring

Net and gross margin¹
LTM³, bps

Net margin up despite gross margin pressure

Cost/income ratio¹
LTM³

Global scale and cost actions drive efficiency

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 WM and WMA combined; 2 Compound annual growth rate; 3 Last 12 months

3

The only truly global wealth manager

Global WM

UBS is the only bank with leading positions across all regions

Global[1]

UBS
A
B
C
D

Asia Pacific[2]

UBS
E
C
F
G

United States[3]

A
B
H
UBS
I

Europe[4,5]

UBS
J
C
K
L

Switzerland[4]

UBS
K
C
G
J

Emerging markets[4,6]

C
UBS
J
G
E

UBS

1 Scorpio Global Private Banking Benchmark Report 2016, by invested assets; 2 Asian Private Banker 2016 league table, by invested assets; 3 Cerulli U.S. Broker/Dealer Market Place 2016, by invested assets; 4 Euromoney 2017 private banking survey, regional results; 5 Excluding Switzerland; 6 The average ranking between Africa, CEE, LatAm and Middle East; UBS is the only bank with a ranking in all four regions

4

Global WM unique and diversified footprint

Global WM

	Americas[1]	Asia Pacific	Switzerland	Europe	Emerging markets
	6,969 advisors	1,025 advisors	747 advisors	1,298 advisors	672 advisors

Invested assets
31.3.17, bn
53%
1,155
14%
311
9%
186
17%
371
7%
152
Profit contribution
LTM[2]
34%
19%
17%
15%
14%
Net margin
bps
9 11 13 13 11
28 22 26 20 35
38 39 40 37 36
16 18 19 10 19
38 39 38 33 38
Invested asset growth
Annualized growth rate
(10.0%) 17.4% 8.0% 21.2% 8.5%
(8.8%) 7.5% 22.1% 8.4% 26.0%
(6.9%) 7.0% 11.5% 2.2% 13.3%
(7.0%) 1.2% 16.6% 1.1% 20.4%
(15.4%) 0.0% (5.3%) 2.7% 8.1%

Net new money
bn

	1Q16	2Q16	3Q16	4Q16	1Q17
Americas[1]	13.6	2.4	0.8	(1.3)	**1.9**
Asia Pacific	8.8	6.8	5.1	0.1	**5.8**
Switzerland	0.9	2.2	1.1	0.8	**0.7**
Europe	5.4	(0.5)	3.9	(0.7)	**10.5**
Emerging markets	0.7	(2.3)	(0.1)	(4.5)	**2.1**

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Represents WMA; WM's Latin America business is included in emerging markets; 2 Last 12 months, percentage of WM and WMA combined

5

Global UHNW – Fueling growth

Global WM

The largest global UHNW business[1] in the fastest-growing wealth segment

UBS UHNW asset growth outpacing market

Invested assets, bn[2]

37% UHNW
45% UHNW
631
1,084
989
1,189
12% CAGR
2% CAGR
UHNW
Other
31.3.13
31.3.17

- Estimated UHNW wealth **CAGR ~9.5%** through 2020[4]; estimated industry growth of 9% between 2010-2015[5]
- UHNW clients are highly sophisticated, underlining the need for our Investment Bank capabilities
- Cross-border outflows predominantly affect the non-UHNW category

Strong revenue, profit and operating leverage

bn[2]

Revenue growth
Profit growth
11% CAGR
3.2
4.8
15% CAGR
0.8
1.5
1Q13 LTM³
1Q17 LTM³
1Q13 LTM³
1Q17 LTM³

- Scale and efficiency result in attractive net margin of 17bps and **cost/income ratio of 69% for UHNW vs. 75% for Global WM**[3]
- **UHNW contributed ~70% of Global WM's PBT growth** from 1Q13 to 1Q17[2,3]

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Based on UBS estimates; 2 WM and WMA combined. WM: clients with >CHF 50m investable assets, WMA: clients with >USD 10m investable assets. WMA UHNW profitability figures for 1Q13 and prior periods represent an estimate, assuming that the PWM business segment is a relevant proxy for the development of profitability of the UHNW client segment; 3 Last 12 months; 4 Industry CAGR estimates for FY15-FY20 based on BCG World Wealth Report 2016 for households with >USD 100m financial wealth; 5 UBS estimates based on BCG World Wealth Reports

6

Global WM

APAC – Fueling growth

The largest wealth manager in the fastest-growing region

Largest wealth manager
2016 league table[1], USD bn

286
218
164
108
82
81
UBS
Peer 1-5 ranked by AuM

Consistently ranked #1 in Asia

Strong asset growth
Invested assets, bn

10% CAGR
214
311
79% UHNW
31.3.13
31.3.17

Highest invested assets added in last 4 years[3]

Highly profitable
PBT, m

21% CAGR
350
739
1Q13 LTM[2]
1Q17 LTM[2]

Record quarter in 1Q17 with 263m PBT

- Estimated APAC wealth CAGR ~11%[4] through 2020
- Extensive on- and off-shore footprint across region
- Top 3 ranking Investment Bank underpins dominant position in UHNW and Global Family Office segments
- Clear strategic ambition to build on our strong position in China
- >50 years of commitment to APAC

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Asian Private Banker 2016 league table by assets under management; 2 Last 12 months; 3 Based on Asian Private Banker 2016 league table 2012-2016 CAGR; 4 FY15-FY20 CAGR estimates based on BCG World Wealth Report 2016

7

Strong, profitable IB key to Global WM success

Strength in equities, FX and advisory is a competitive advantage for Global WM

World-class in areas critical to Global WM clients

#1	#1	#2	#3	#4
Family offices[1]	APAC Equities[2]	Global Research[3]	Global FX[4]	Global Equities[2]

Delivering consistent and superior returns

23%[1]
15% target
15%
46%
34%
34%
12%
19%
23%
18%
18%
24%
7.5
7.3
7.3
7.3
7.3
7.7
7.7
7.6
7.6
9.1
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
RoAE[6]
Average attributed equity[6]

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Euromoney 2017 private banking survey: #1 for Family office services globally and for 14 regions; 2 Coalition FY16; 3 Institutional Investor FY16;
4 Greenwich FY16; 5 Excluding net expenses for provisions for litigation, regulatory and similar matters of 158m; 6 1Q17 attributed equity and RoAE are based on the new equity attribution framework; 4Q14-4Q16 are based on the previous framework

8

UBS Global Wealth Management

Global WM

Unique global footprint

Dominant in ultra-high net worth

Strong and profitable IB key to Global WM success

UBS

9

UBS Group AG results (consolidated)

CHF m, except where indicated	1Q16	2Q16	3Q16	4Q16	1Q17
Total operating income	6,833	7,404	7,029	7,055	7,532
Total operating expenses	5,855	5,915	6,152	6,308	5,842
Profit before tax as reported	**978**	**1,489**	**877**	**746**	**1,690**
of which: net restructuring expenses	(265)	(377)	(444)	(372)	(244)
of which: net FX translation gains/(losses)	(123)	(26)		27	
of which: gains on sale of financial assets available for sale				88	
of which: gains related to investments in associates			21		
of which: gains/(losses) on sales of subsidiaries and businesses		(23)			
of which: gains on sales of real estate		120			
Adjusted profit before tax	**1,366**	**1,672**	**1,300**	**1,003**	**1,934**
of which: net expenses for provisions for litigation, regulatory and similar matters	(39)	(72)	(419)	(264)	(33)
Tax expense/(benefit)	270	376	49	109	375
Net profit attributable to non-controlling interests	0	79	1	1	47
Net profit attributable to shareholders	**707**	**1,034**	**827**	**636**	**1,269**
Diluted EPS (CHF)	0.18	0.27	0.22	0.17	0.33
Adjusted return on tangible equity (%)	8.5	10.1	10.1	7.3	12.6
Total book value per share (CHF)	14.74	14.27	14.37	14.44	14.45
Tangible book value per share (CHF)	13.04	12.54	12.66	12.68	12.71

UBS Refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

10

Global WM performance

Global WM

Profit before tax up 19%, improved efficiency and strong asset growth

Demonstrating operating leverage

m[1]

Revenues +5%
880
113
40
50
(36)
Costs +1%
1,050
1Q16 PBT
Transaction-based income
Net interest income
Recurring net fee income
Costs
1Q17 PBT

Better net margin and efficiency

18bps
20bps
Net margin
77%
74%
Cost/income ratio
1Q16
1Q17

244bn or 13% increase in invested assets

bn

1,934
34
210
2,178
31.7% mandates[2]
1Q16
NNM
Market, FX and other
1Q17

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Impact of other income and credit loss (expense)/recovery of 1m not displayed in chart; 2 Mandates and managed account penetration

11

Personal & Corporate Banking

Profit before tax up 4% despite significant pressure on net interest income

Profit before tax
m
422
463
473
395
437
Operating income
m
963
983
974
941
958
244
254
274
256
262
560
558
541
540
514
139
140
144
130
139
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating expenses
m
541
520
501
546
521
264
244
224
236
248
65
64
67
104
62
213
211
211
206
211
Services (to)/from Corporate Center and other BDs
G&A[2] and other[3]
Personnel
Net interest margin
bps
166
165
161
161
154
1Q16
2Q16
3Q16
4Q16
1Q17

- **Best NNBV growth**[1] since 2007 at 6.7%
- **Net interest income down,** partly as a result of increased TLAC costs and the revised equity attribution framework
- **Transaction-based income** increased on higher corporate finance fees and client shift and referral fees from Wealth Management
- **Other income** included 20m net gain on a mortgage portfolio sale
- **Credit loss expense** net recovery of 7m
- **Cost/income ratio 55%**
- **Net interest margin** expected to remain under pressure due to additional funding costs and negative interest rates

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Annualized net new business volume growth for personal banking; 2 General and administrative expenses; 3 Depreciation and impairment of property, equipment and software as well as amortization and impairment of intangible assets

12

Personal & Corporate Banking

Further potential for growth from our award-winning digital services

Increasing digital penetration | **Driving business growth**

Active e-banking clients[1]
Clients logging in during last month as a % of total clients

43%
46%
48%

Active mobile banking clients[1]
Clients logging in during last month as a % of total clients

9%
12%
13%

Client logins[1]
m

13.2
15.1
17.3
E-banking
Mobile-banking
1Q15
1Q16
1Q17

Higher client satisfaction and loyalty

- Continued 5-star Apple App store ratings; best rated banking app in Switzerland
- Higher client satisfaction for e- and mobile-banking clients driving UBS recommendation and new business
- Lower attrition rate for e- and mobile-banking clients[2]

Income per client[2]

1.2x

Significant business growth rate

- Financial metrics all higher for e- and mobile-banking clients[2]
- Swiss market still relatively underpenetrated versus other regions

NNBV[3] **per client**[2]

4.3x

Without e-banking | With e-banking only | With e- and mobile-banking

UBS

1 P&C clients excl. rental deposits and single-purpose accounts (e.g. mono-savers) and clients <15 years; 2 FY16 data; for 18-59 year-old domestic personal clients active in both December 2015 and December 2016, excl. rental deposit and single-purpose accounts; 3 Net new business volume

13

Asset Management

Profit before tax up 12%, net new money excluding money markets 20bn

Profit before tax
m
110
148
138
156
123
Operating income
m
468
483
481
499
450
23
24
44
31
26
446
458
437
468
423
Net management fees
Performance fees
Operating expenses
m
358
335
343
344
327
120
101
100
115
114
56
53
55
67
53
182
180
187
163
160
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
Net margin
bps
7
9
9
10
7
1Q16
2Q16
3Q16
4Q16
1Q17

- **PBT up 12%** driven by 9% decrease in costs
- **Net management fees** included a 14m impairment on a co-investment
- **Cost/income ratio 73%**
- **Invested assets** 697bn, up 41bn QoQ
- **Net new money** excluding money markets 19.7bn, driven by our passive investment capabilities

UBS Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

14

Investment Bank

Profit before tax up 51%, driven by CCS revenues and prior-year cost actions

Return on attributed equity
bps[1]
19.2%
23.2%
18.0%
18.1%
24.4%
Profit before tax
m
370
447
342
344
558
Operating income
m
1,879
474
483
920
2,000
668
461
878
1,796
532
469
797
1,936
708
341
891
2,098
718
452
934
Corporate Client Solutions
Credit loss (expense)/recovery
Investor Client Services – FX, Rates and Credit
Investor Client Services – Equities
Operating expenses
m
1,508
621
178
711
1,553
565
197
791
1,454
554
177
724
1,592
615
273
702
1,541
608
134
800
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
1Q16
2Q16
3Q16
4Q16
1Q17

- **26% increase in attributed equity** as a result of the new equity attribution framework
- **27m net increase in funding costs** following TLAC build-up and methodology changes introduced in 1Q17

- **CCS revenues** up 51% YoY due to increased ECM, advisory and leveraged finance
- **ICS – FRC revenues** down 6% YoY as lower volatility affected FX flow and options performance; strong Credit business performance
- **ICS – Equities revenues** up 2% YoY, driven by strong quarter for prime brokerage; 5% growth excluding the impact of additional TLAC cost allocations

- **Operating expenses** excluding variable compensation down 8% YoY
- **Cost/income ratio 73%**

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Annualized; based on the new equity attribution framework from 1Q17 onwards and based on the old equity attribution framework for 1Q16-4Q16. Pro forma FY16 RoAE under the new equity attribution model was 16%

15

Corporate Center

Profit before tax

1Q16
2Q16
3Q16
4Q16
1Q17
(417)
(267)
(654)
(764)
(234)

Corporate Center total (m)

Corporate Center results by unit (m)

	1Q16	2Q16	3Q16	4Q16	1Q17
Services					
Operating income	(55)	(42)	(66)	(59)	(18)
Operating expenses	156	170	148	216	189
o/w before allocations	*2,022*	*1,890*	*1,830*	*2,028*	*1,983*
o/w net allocations	*(1,866)*	*(1,720)*	*(1,683)*	*(1,812)*	*(1,793)*
Profit before tax	**(211)**	**(213)**	**(214)**	**(275)**	**(207)**
Group Asset and Liability Management					
Operating income	(27)	71	30	(171)	65
o/w risk management net income after allocations	*(17)*	*(53)*	*(39)*	*(57)*	*42*
o/w accounting asymmetries related to economic hedges	*(89)*	*61*	*95*	*(40)*	*22*
o/w hedge accounting ineffectiveness	*39*	*11*	*(23)*	*(20)*	*(7)*
o/w other	*40*	*52*	*(3)*	*(53)*	*8*
Operating expenses	(2)	2	0	0	2
Profit before tax	**(25)**	**70**	**30**	**(171)**	**63**
Non-core and Legacy Portfolio					
Operating income	(47)	19	46	(53)	0
Operating expenses	133	143	516	264	91
o/w expenses for litigation provisions	*23*	*23*	*408*	*129*	*1*
Profit before tax	**(181)**	**(124)**	**(470)**	**(317)**	**(91)**

UBS Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation 16

Cost reduction

Achieved 1.7bn net cost reductions

Cost base and net cost reductions

bn

0.9bn[1]
(1.1bn based on Dec-15 exit rate)
0.8bn[1]
8.6
~0.2
7.8
~0.5
16.3
~0.5
15.6
~0.6
15.4
~0.6
FY13
FY15
FY15
FY16
Mar-17 annualized exit rate
CC in scope
CC and BDs in scope
Cost base for net cost reduction program (CC within scope)[2]
Cost base for net cost reduction program (CC and BDs within scope)[2,3]
of which: CC permanent regulatory costs

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Excl. the impact of FX movements, which were a 0.1bn headwind FY13-FY15 and a 0.1bn benefit FY15-Mar17; 2 Sum of CC – Services adjusted operating expenses (op-ex) before allocations to business divisions (BDs), CC – NCL adjusted op-ex and CC – Group ALM op-ex, excl. expenses for provisions for litigation, regulatory and similar matters and temporary regulatory program costs; 3 Further includes sum of BD adjusted op-ex before allocations excl. expenses for provisions for litigation and other items not representative of underlying net cost reduction performance, mainly related to variable compensation expenses. As of 1.1.17, certain strategic investments in revenue-generating front-office resources are excluded and, for WMA specifically, recruitment loans to financial advisors that are not subject to performance threshold are included in the framework

UBS

17

Higher funding cost allocations to business divisions

More TLAC debt and increased allocations impact business division NII

Pro-forma business division TLAC capital and leverage ratios

1Q17

RWA-based TLAC ratio[1]
LRD-based TLAC ratio[1]
40%
7%
30%
8%
33%
8%
19%
16%
33%
8%
WM
WMA
P&C
AM
IB

- Strong attributed total capital position across all business divisions

Funding costs and interest rate movements impacting business division net interest income

m

1Q16
1Q17
(35)m
106
71
+12m[2]
21
32
(36)m
94
59
+2m
3
5
(27)m
(59)
(86)
WM
WMA
P&C
AM
IB

- Increased funding costs and interest rate movements led to 84m YoY reduction in business division net interest income; approximately 350m full-year impact

UBS

Numbers in CHF unless otherwise indicated. Refer to the "Equity attribution and return on attributed equity" section of the 1Q17 report for more information
1 Sum of CET1, AT1 and TLAC-eligible debt, divided by average business division RWA or LRD including allocation of RWA held by CC-Group ALM on behalf of the business divisions; attributed CET1 based on attributed tangible equity, AT1 and TLAC attributed to business divisions proportionally to attributed tangible equity excl. Group Items; 2 Increase in WMA funding cost allocations more than offset by higher revenues from an HQLA portfolio that Group ALM manages on WMA's behalf

18

Capital and leverage ratios (fully applied)

Ahead of glide path to meet 2020 leverage ratio requirements

Loss-absorbing capacity

bn

Total loss-absorbing capacity (TLAC)
Gone concern loss-absorbing capacity
Going concern capital
AT1
CET1
69.2
29.3
9.2
30.7
73.7
33.3
9.0
31.3
31.12.16
31.3.17

Capital ratio[1]

%, bn

Maximum TLAC requirement[2]
Minimum TLAC requirement[2]
Going concern requirement
CET1 requirement[3]
31.1%
13.2%
4.1%
13.8%
33.2%
15.0%
4.1%
14.1%
1.1.20 Capital ratio requirements
28.6%
22.9%
14.3%
10.0%
31.12.16
31.3.17
RWA
223
222

Leverage ratio

%, bn

1.1.20 Leverage ratio requirements
10.0%
8.0%
5.0%
3.5%
7.94%
3.37%
1.05%
3.53%
8.36%
3.78%
1.02%
3.55%
31.12.16
31.3.17
LRD
870
881

UBS

Numbers in CHF unless otherwise indicated. Refer to slide 28 in this presentation and the "Capital management" section of the 1Q17 report for more information

1 As of 31.3.17, our post-stress fully applied CET1 capital ratio exceeded 10%; 2 5% gone concern requirement subject to potential reduction of up to 2% based on improved resilience and resolvability. We aim to operate with a gone concern ratio of below 4% of LRD at 1.1.20; 3 Excludes the effect of countercyclical buffers for capital ratio

19

Global WM

Global WM

Profit before tax up 19% to CHF 1.1bn, net margin improved

Profit before tax
m
880
881
1,001
871
1,050
Operating income
m
3,774
762
928
2,077
3,696
707
930
2,046
3,747
697
943
2,100
3,848
689
997
2,151
3,980
875
968
2,127
78%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating expenses
m
2,893
806
273
1,815
2,816
759
282
1,773
2,746
746
253
1,745
2,976
800
403
1,774
2,929
775
277
1,878
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
Net margin
bps
18
18
20
17
20
1Q16
2Q16
3Q16
4Q16
1Q17

- **PBT up 19%**, demonstrating operating leverage across our global franchise

- **Operating income up 5% YoY** with all revenue lines up
- **Transaction-based revenues up 15% YoY** as client activity levels rose globally
- **78% of revenues recurring**

- **Cost/income ratio** decreased from 77% to 74% as lower G&A and Corporate Center allocations offset increased FA compensation
- **Personnel costs** increase reflects higher operating income

- **NNM 20.5bn** driven by WM; NNM in WMA reflects strategic focus on retention over recruitment

UBS Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

21

Wealth Management

Profit before tax up 14%, net margin improved on higher client activity, cost discipline

Profit before tax
m
636
606
643
573[1]
511
727
Operating income
m
1,885
402
579
901
1,817
347
582
883
1,809
334
582
891
1,782
314
588
874
1,929
479
559
885
75%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating expenses
m
1,248
521
115
613
1,211
492
135
583
1,166
478
116
572
1,270
518
225
528
1,202
486
121
595
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
Net margin
bps
27
26
27
21
29
1Q16
2Q16
3Q16
4Q16
1Q17

- **PBT up 14%** on higher client activity and cost discipline
- **Increased client activity** drove higher transaction-based revenues, particularly in APAC
- **Record revenues and PBT in APAC**
- **15.1bn mandate sales,** resulting in a 90 bps improvement in mandate penetration to 27.8%
- **75% of revenues recurring**
- **Continued decrease in operating expense** as a result of 2016 cost actions
- **Cost/income ratio 62%**
- **NNM 18.6bn;** annualized NNM growth rate 7.6%

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Profit before tax excluding net expenses for provisions for litigation, regulatory and similar matters of 62m in 4Q16

22

Wealth Management Americas

Record first quarter profit before tax, up 32% with increases in all revenue lines

Profit before tax
m
245
281
367
358
324
Operating income
m
1,899
361
351
1,182
1,924
369
357
1,191
1,988
372
370
1,241
2,049
372
405
1,267
2,053
396
410
1,244
81%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating expenses
m
1,655
287
158
1,209
1,643
274
151
1,219
1,621
275
142
1,204
1,692
280
177
1,236
1,729
290
155
1,284
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
Net margin
bps
9
11
13
13
11
1Q16
2Q16
3Q16
4Q16
1Q17

- **PBT up 32%** on higher revenues and improved efficiency
- **Industry-leading annualized revenue per financial advisor** of USD 1.2m
- **Net interest income** up 17% to a quarterly record due to higher yields and YoY loan and deposit growth
- **81% of revenues recurring**
- **Cost/income ratio 84%**
- **NNM USD 1.9bn**; annualized NNM growth rate 0.7% reflects strategic focus on retention over recruitment

UBS Numbers in USD and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
23

Regional performance

CHF bn		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		1Q16	1Q17	1Q16	1Q17	1Q16	1Q17	1Q16	1Q17	1Q16	1Q17	1Q16	1Q17
Operating income	WM	0.1	0.1	0.5	0.6	0.9	0.9	0.4	0.4	0.0	(0.0)	1.9	1.9
	WMA	1.9	2.1	-	-	-	-	-	-	-	-	1.9	2.1
	P&C	-	-	-	-	-	-	1.0	1.0	-	-	1.0	1.0
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	(0.0)	(0.0)	0.5	0.4
	IB	0.7	0.8	0.5	0.5	0.5	0.6	0.2	0.2	(0.0)	(0.0)	1.9	2.1
	CC	-	-	-	-	-	-	-	-	(0.1)	0.0	(0.1)	0.0
	Group	**2.8**	**3.0**	**1.1**	**1.2**	**1.5**	**1.6**	**1.7**	**1.7**	**(0.1)**	**(0.0)**	**7.0**	**7.5**
Operating expenses	WM	0.1	0.1	0.3	0.3	0.6	0.6	0.2	0.2	0.0	0.0	1.2	1.2
	WMA	1.6	1.7	-	-	-	-	-	-	-	-	1.6	1.7
	P&C	-	-	-	-	-	-	0.5	0.5	-	-	0.5	0.5
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.4	0.3
	IB	0.5	0.5	0.4	0.4	0.5	0.5	0.1	0.1	(0.0)	0.0	1.5	1.5
	CC	-	-	-	-	-	-	-	-	0.3	0.3	0.3	0.3
	Group	**2.3**	**2.4**	**0.8**	**0.8**	**1.2**	**1.1**	**1.0**	**1.0**	**0.3**	**0.3**	**5.6**	**5.6**
Profit before tax	WM	0.0	0.0	0.2	0.3	0.3	0.3	0.2	0.2	(0.0)	(0.0)	0.6	0.7
	WMA	0.2	0.3	-	-	-	-	-	-	-	-	0.2	0.3
	P&C	-	-	-	-	-	-	0.4	0.4	-	-	0.4	0.4
	AM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	(0.0)	(0.0)	0.1	0.1
	IB	0.2	0.3	0.1	0.1	0.1	0.1	0.1	0.1	(0.0)	(0.0)	0.4	0.6
	CC	-	-	-	-	-	-	-	-	(0.4)	(0.2)	(0.4)	(0.2)
	Group	**0.5**	**0.6**	**0.3**	**0.4**	**0.4**	**0.5**	**0.7**	**0.8**	**(0.5)**	**(0.3)**	**1.4**	**1.9**

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column.

UBS

24

Adjusted results

Adjusting items			FY16	1Q16	2Q16	3Q16	4Q16	1Q17
CHF m								
Operating income as reported (Group)			**28,320**	**6,833**	**7,404**	**7,029**	**7,055**	**7,532**
of which:								
Gains on sale of financial assets available for sale	WM		21		21			
	WMA		10				10	
	P&C		102		102			
	IB		78				78	
Gains/(losses) on sales of subsidiaries and businesses	WM		(23)		(23)			
Gains related to investments in associates	P&C		21			21		
Net FX translation gains/(losses)	CC - Group ALM		(122)	(123)	(26)		27	
Gains on sales of real estate	CC - Services		120		120			
Operating income adjusted (Group)			**28,113**	**6,956**	**7,210**	**7,008**	**6,940**	**7,532**
Operating expenses as reported (Group)			**24,230**	**5,855**	**5,915**	**6,152**	**6,308**	**5,842**
of which:								
Net restructuring expenses	WM		447	79	86	139	143	88
	WMA		139	33	38	38	31	22
	P&C		117	23	31	41	21	19
	AM		100	20	34	34	12	20
	IB		577	117	163	181	116	78
	CC - Services		57	(8)	20	4	40	15
	CC - NCL[1]		21	2	5	7	8	2
	Group		1,458	265	377	444	372	244
Operating expenses adjusted (Group)			**22,772**	**5,590**	**5,538**	**5,708**	**5,936**	**5,598**
Operating profit/(loss) before tax as reported			**4,090**	**978**	**1,489**	**877**	**746**	**1,690**
Operating profit/(loss) before tax adjusted			**5,341**	**1,366**	**1,672**	**1,300**	**1,003**	**1,934**

UBS 1 Non-core and Legacy Portfolio

25

Swiss SRB leverage ratio requirements

UBS leverage ratio balance[1]

TLAC-eligible senior unsecured debt[2]
Tier 2 grandfathered
AT1[4] including grandfathered
CET1
Tier 2[3]
Low-trigger Tier 1[5]
High-trigger Tier 1
2.09%
2.82%
1.27%
0.96%
0.27%
0.26%
0.78%
0.76%
3.53%
3.55%
5.54%
31.12.16
31.3.17
LRD bn
870
881

Requirements

2.0%
1.2%
3.0%
1.8%
4.0%
2.9%
3.5%
5.0%
1.1.18
1.1.20

Meeting 1.1.20 requirements

TLAC-eligible debt

- 2.82% (CHF 24.9bn) existing UBS Group AG TLAC bonds[2]
- CHF 21.4bn long-term debt not counted in total loss absorbing capacity[6] which we may replace upon maturity with UBS Group AG issuance of TLAC-eligible bonds by 1.1.20
- 5% gone concern requirements subject to potential reduction of up to 2% based on improved resilience and resolvability
- We aim to operate with a gone concern ratio below 4% of LRD at 1.1.20

High-trigger AT1 capital[4]

- 1.02% (CHF 9.0bn) comprising CHF 6.7bn existing high-trigger AT1 and CHF 2.3bn grandfathered low-trigger AT1[5]
- 1.98% (CHF 17.5bn) when including grandfathered T2[3]
- We expect to replace maturing grandfathered T2 with UBS Group AG issuance of high-trigger AT1
- We expect to build additional ~CHF 0.8bn in employee DCCP, which qualifies as high-trigger AT1 by 31.12.18

CET1 capital

- 3.55% (CHF 31.3bn) fully applied CET1 ratio
- Incremental CET1 via earnings accretion

Refer to slide 28 for details about Basel III numbers and FX rates in this presentation
1 Based on fully applied Swiss SRB LRD and fully applied CET1, AT1, T2 capital and TLAC-eligible senior unsecured debt; 2 Also includes non-Basel III-compliant tier 1 and tier 2 capital which qualify as gone concern instruments until one year prior to maturity, with a haircut of 50% applied to the last year of eligibility; 3 Tier 2 instruments can be counted towards going concern capital up to the earliest of the first call date or 31.12.19. From 1.1.20, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied to the last year of eligibility. As of 31.3.17, CHF 6.7bn of low-trigger T2 has a first call and maturity date after 31.12.19; 4 Going concern requirement can be met with a maximum of 1.5% high-trigger AT1 capital and any going concern-eligible capital above this limit can be counted towards the gone concern requirement. Where low-trigger AT1 or T2 instruments are used to meet the gone concern requirements, such requirement may be reduced by up to 1% for the LRD-based requirement; 5 Low-trigger AT1 instruments can be counted towards going concern capital up to the first call date; 6 Debt held at amortized cost, excluding any capital instruments

UBS

26

Performance targets, expectations and ambitions

Ranges for sustainable performance over the cycle

Wealth Management	Net new money growth rate Adjusted cost/income ratio	3-5% 55-65%	Expectation: 10-15% annual adjusted pre-tax profit growth for combined businesses over the cycle
Wealth Management Americas[1]	Net new money growth rate Adjusted cost/income ratio	2-4% 75-85%	
Personal & Corporate Banking	Net new business volume growth rate Net interest margin Adjusted cost/income ratio	1-4% (personal banking) 140-180bps 50-60%	
Asset Management	Net new money growth rate Adjusted cost/income ratio Adjusted annual pre-tax profit	3-5% excluding money market flows 60-70% Ambition: CHF 1bn in the medium term	
Investment Bank	Adjusted annual pre-tax RoAE Adjusted cost/income ratio RWA (fully applied) LRD (fully applied)	>15%[2] 70-80% Expectation: around CHF 85bn short/medium term[3,4] Expectation: around CHF 325bn short/medium term[3,4]	
Group	Net cost reduction Adjusted cost/income ratio Adjusted return on tangible equity Basel III CET1 ratio (fully applied) RWA (fully applied) LRD (fully applied)	CHF 2.1bn by end 2017 60-70% >15% at least 13% Expectation: around CHF 250bn short/medium term[3] Expectation: around CHF 950bn short/medium term[3]	

UBS

Refer to slide 28 for details about adjusted numbers, Basel III numbers and FX rates in this presentation; Refer to page 30 of the Annual Report 2016 for definitions
1 Based on US dollars; 2 Under the current capital regime; 3 Based on currently applicable rules. Refer to the "Capital management" section of the Annual Report 2016 for more information. Also reflects known FINMA multipliers and methodology changes for RWA, and assumes normalized market conditions for both RWA and LRD; 4 Including RWA and LRD directly associated with activity that Group ALM manages centrally on the Investment Bank's behalf

27

Important information related to this presentation

Basel III RWA, Basel III capital and Basel III liquidity ratios
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB framework that became effective on 1 July 2016, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB rules, unless otherwise stated. From 31.12.15 onward, these are aligned with BIS Basel III rules. Prior period figures are calculated in accordance with former Swiss SRB rules and are therefore not comparable.

Refer to the "Capital management" section in the 1Q17 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

UBS

28

First quarter 2017  results

28 April 2017

Speeches by  Sergio  P.  Ermotti, Group  Chief  Executive  Officer  and  Kirt  Gardner, Group  Chief  Financial  Officer

Numbers for slides refer  to  the  first quarter 2017 results presentation.

Sergio P.  Ermotti

Slide 2 – 1Q17 net profit up 79% to 1.3bn

Thank you Caroline, and good morning everyone.

We started 2017 on a high note, with 1.3 billion in net profit, an adjusted return on tangible equity of almost 13%, and profit before tax up in all business divisions.  We also saw further improvement in our strong capital ratios.

Client activity levels in wealth management were the highest we've seen for some time, and this helped our global wealth management business to deliver pre-tax profits of 1.1 billion, up 19% from the first quarter of last year, and one of the strongest results since the crisis.

Personal & Corporate Banking had a strong quarter, and generated its best annualized net new business volume growth, and first quarter net new client acquisition, in ten years, underlining our leading position in a mature market.

Asset Management had a solid quarter, with profits up 12%, and very strong net new money, primarily in indexed equities, highlighting our competitiveness in the passive space.

The Investment Bank had a very strong quarter and delivered a very high 24% return on attributed equity, even though market conditions were sub-optimal in certain areas.

Slide 3 – Global WM – Superior, sustainable profit growth

UBS is the world's largest and only truly global wealth manager, with 2.2 trillion in invested assets.  We've grown invested assets by almost half-a-trillion francs in 4 years, with around 40% of the increase from net new money.  But most importantly, over the past 4 years, we've grown profit before tax by 8% per annum, despite significant headwinds from low interest rates, low client activity levels and the effects of over 50 billion in cross-border outflows.

Our focus on lending and mandates has helped to drive higher quality recurring revenues, which constitute 80% of total operating income.

Our number one objective for global wealth management – and for all of our businesses - is to grow profitably and sustainably over the cycle.  That’s why we’ve said many times that gross margin and net new money, while important, aren’t the critical measures of our success on a quarter to quarter basis.  And here's the proof: in the face of a 9 basis point reduction in gross margin over the past 4 years, we've grown net margin by 1 basis point.

At the same time, we have improved our cost income ratio from 78% to 75%, a testament to the success of our actions on revenues and costs.

Slide 4 – The only truly global wealth manager

There are four key features that differentiate UBS from its peers, and I believe these factors will continue to drive and define our long-term success.

First, UBS is the only truly global wealth manager.  We are a leader in the largest market – the Americas – and we are a dominant player in every other region.

Slide 5 – Global WM unique and diversified footprint

We have a unique, globally diversified footprint.  And we benefit not only from scale, with over 1 trillion francs in invested assets in the US and over 1 trillion in the rest of the world, but also, increasingly, from the synergies we derive from managing our total invested asset base of over 2.2 trillion collaboratively, creating further benefits for our clients and shareholders.  Being global today is critical for clients, especially the wealthiest, as we can provide a uniquely global perspective, offer genuine diversification of assets, and operate global booking capabilities.

Slide 6 – Global UHNW – Fueling growth

The second key differentiator is our dominance in the Ultra-High Net Worth segment.

UBS is the world's largest wealth manager for UHNW clients globally, with 1 trillion francs in assets.

Over the past 4 years, we have grown these assets by 12% per annum, and today, they comprise almost half of our invested assets.

Ultra clients have also driven approximately 70% of the growth in our combined wealth management profits over the last four years.

As a scale player, this business has very attractive economics.  Its cost-income ratio is lower than other client segments, and net margins are attractive.

Industry estimates suggest that the segment will grow at 10% per annum over the next three years, the fastest of any segment, and a source of sustainable growth for our business.

That said, the high net worth and high-end affluent segments are also important, particularly in regions where the creation of new millionaires is exponential.  We are working on a number of new channels to attract these clients in a cost-efficient way, leveraging our global brand, technology and investment expertise.

Slide 7 – APAC – Fueling growth

The third critical differentiator of our business today, but also in the future, is our leading franchise in APAC.

In a region where scale matters, UBS is the largest wealth manager with over 300 billion in invested assets, almost a third larger than our nearest competitor.

We have grown invested assets at 10% per annum for the past 4 years, more than the entire invested asset base of our 4th largest competitor.

Scale and longevity set us apart from our peers, contributing to 21% in profit growth, per annum, over four years, double the rate of invested asset growth, highlighting the business's operating leverage.

Within the region, our business is well-diversified between on and offshore, with a unique presence in China.  It is also dominated by ultra-high net worth clients, who contribute almost 80% of our invested assets.  This means we have exposure to both cyclical economic growth trends and the rapid growth of wealthy clients in the region.

We have operated in the region for over 50 years – in good and bad times, and often for decades longer than our peers – a commitment which is important to our clients and stakeholders in the region.

APAC is not a business where success can be measured in quarters or even years; it’s a business we are building for the next generation and our progress here is unlikely to be linear.

Today in China, there are around 1 million millionaires.  Even with GDP growth at a conservative 5%, the size of the Chinese economy will double in the next 15 years.  This means that the number of millionaires and billionaires will grow, making the Chinese market even more attractive.  Of course, we will not grow by trying to compete with local players in local products.  Our aim is to provide global expertise in investments and wealth planning to private and institutional investors, which should benefit not only our Wealth Management business, but also the Investment Bank and Asset Management.  We're already in the best starting position, and will continue to invest.  Succeeding in this market is a key and critical objective, and one that will provide compelling growth going forward, but, like the rest of APAC, it's a journey that we see more as a marathon than a sprint.

Slide 8 – Strong, profitable IB key to Global WM success

The strength and focus of our Investment Bank is the fourth critical ingredient for the success of our global wealth management business.  Our scale, leading position in APAC, and dominance in ultra-high net worth means that we could not succeed without a strong and successful Investment Bank.

The IB continues to be world-class in the areas where we have chosen to compete.  And it’s the quality of our capabilities – in research, FX, Equities, and advisory - which are most important to sophisticated wealth management clients.  The strength of our Investment Bank's institutional and corporate client franchise, and its track record of strong and sustainable performance, are critical requirements to serve our wealth management clients.

Slide 9 – UBS Global Wealth Management

So to close on wealth management. We have a unique global business, successful in the world's largest and fastest growing regions, and dominant in the UHNW space, working with a world class Investment Bank.

Cyclical growth trends should support our long-term success, but more importantly our track record of delivering attractive growth while transforming our businesses gives me great confidence in the future.

Thank you, and now Kirt will take you through our quarterly results.

Kirt Gardner

Thank you, Sergio.  Good morning everyone.

Slide 10 – UBS Group AG results (consolidated)

For the first quarter, our results were adjusted for 244 million francs in net restructuring expenses.

My comments and the slides will compare year-on-year and reference adjusted results unless otherwise stated.

Slide 11 – Global WM performance

Global wealth management had an excellent quarter with PBT up 19%.  We delivered 4% positive operating leverage, as income growth outpaced expenses.  Net margin was up 2 basis points and we improved our cost/income ratio by 3 percentage points.  Our results demonstrate the value of our global franchise, the inherent leverage in our model, and the execution of our strategic priorities.

Revenues increased by 5% to almost 4 billion, driven by improvements in all income lines.  Transaction-based revenues increased by 15%, reflecting higher client activity, notably in Asia where we saw a 32% increase, as clients became more positive after 6 quarters of risk aversion.  The US was the second-biggest driver with transaction revenues up 10%, reflecting more positive market conditions and the higher degree of optimism generated by the election.

Net interest income benefited from higher short-term dollar rates and year-on-year increase in loans and deposits, partly offset by increased funding costs, reflecting the changes in equity attribution and continued build-up of TLAC instruments.

Invested asset and mandate growth were the key drivers of recurring fee income, offsetting the cumulative impact of cross-border outflows, the shift to retro-free products, and client moves into passive and less risky investments.

Costs increased by just under 40 million, compared to revenues up over 200 million.  The cost increase was driven by higher FA compensation, mostly offset by lower allocated costs and actions taken by our Wealth Management business last year.

We see net margin and efficiency, as well as growth in invested assets, loans, and mandates as the key drivers of our earnings.  All of these metrics have had a positive year-on-year trajectory, reflecting our strategic execution, and the power of our global diversified franchise, with some offset from market performance and client activity levels, which differed across regions.  Efficiency improved 3 percentage points to 74% and net margin increased by 2 basis points to 20, despite a reduction in gross margin.  Invested assets increased 13%, or 244 billion, from the prior year, the equivalent of acquiring a medium-sized competitor.  Over 85% of the growth came from market, interest, dividends, and FX factors.  Mandate penetration improved by 100 basis points with assets under mandate increasing by just under 100 billion.  And loans grew by almost 7 billion, driven by WMA during 2016, with loan growth turning positive in Wealth Management during Q1.

Net new money was over 20 billion, almost 19 billion of which was in Wealth Management, with net inflows in all regions, but particularly strong in Europe.  This quarter included 1.4 billion of cross-border outflows, and as previously guided, we expect this year's cross-border outflows to be roughly in line with 2016, with a typical peak in the fourth quarter, and a substantial reduction thereafter.

Last year, we introduced a new operating model in WMA, and we now focus more on increasing retention and productivity, and are de-emphasizing recruiting.  As a consequence, overall net new money was lower, but we're pleased with the significant increase in same store contribution.  Next quarter, we expect to see seasonal outflows related to tax payments in the US, which were 3 to 4 billion in each of the last two years.

As we've said in the past, profitable growth over the longer term is more important to us than quarterly net new money trends.  As an example, we've recently announced the introduction of fees charged for concentrations in euro deposits in Wealth Management, while other direct competitors continue to pay for these deposits.  This and other measures to improve profitability will lead to outflows of low margin and unprofitable assets, which over time will benefit our results.

Slide 12 – Personal & Corporate Banking

Personal and Corporate's PBT of 437 million increased by 4%, despite increasing net interest income headwinds.

Operating income decreased on lower NII, driven by higher allocations of TLAC-related costs, mostly as a result of our new equity attribution framework, and the impact of negative rates.  Increases in corporate finance fees and fees paid by Wealth Management for client shifts and referrals helped boost transaction income.  We also had a one-time gain of 20 million in other income on the sale of a real estate loan portfolio.

Operating expenses decreased by 4% to 521 million, partly due to seasonally lower allocations from Corporate Center.

Our personal banking business reported a new record for annualized net new business volume growth of 6.7%, reflecting higher net new loans, and seasonal client asset inflows.

Last quarter, we provided some guidance on net interest income drivers.  As a reminder, and compared with 2016, we anticipate a full-year drag of roughly 160 million based on implied negative forward rates and from higher TLAC funding costs.  As a result, first-quarter NII was close to 40 million lower year-on-year.

In the current interest rate environment, and even factoring in effective management actions, we expect profits in our Swiss business to decrease from current levels.  Therefore, in the short to medium term, we expect P&C's average quarterly PBT to be in the region of 350 million.

Slide 13 – Personal & Corporate Banking

Our mobile and e-banking platforms are award-winning and market-leading in Switzerland.  Our clients highly value these services, as is evident in stronger client satisfaction, greater loyalty and increased business volume growth among active customers.  Financially speaking, these clients tend to also be more attractive for us.

We continue to invest in our digital platforms to maintain our leading position and further improve our value proposition.  Considering the relatively low digital banking penetration in Switzerland compared to many other markets, and given the trends we observe, we believe that this is an important growth opportunity for our business.

Slide 14 – Asset Management

In the asset management industry, the trend from active to passive investing accelerated, and we expect these structural changes to continue.  In spite of this, AM generated 123 million in PBT, up 12%, with operating expenses 9% lower, driven by actions taken during 2016.

In addition, we had nearly 20 billion of net new money excluding money market flows, mostly in indexed equities.  Our ability to capture flows like this underlines our credibility in the passive space, which represents over a third of our AuM.  At 236 billion, this makes us a top-10 player globally and the #4 ETF player in Europe, and we have a substantial platform and world-class capabilities to build on.  We continue to add resources to capture demand, particularly in fast-growing areas such as alternative indices, which should help us to mitigate industry headwinds.

Slide 15 – Investment Bank

The Investment Bank posted very strong PBT of 558 million, up 51% year-on-year, with over 24% return on attributed equity.

The top line improved 12% to 2.1 billion, driven by a recovery in CCS compared with a difficult first quarter in 2016.  CCS performance benefited from improved activity levels, as well as targeted investments we made in the US last year.

ICS revenues decreased marginally against a backdrop of substantially lower volatility and uneven client activity across asset classes.  Equities revenues increased 2%, or 5% excluding the TLAC funding cost increase.  Prime brokerage had its best first-quarter performance in 5 years, while Cash was down, reflecting particularly low volatility levels.

FRC was down marginally from a strong Q1 2016, as unusually low volatility levels impacted our FX Flow and Options businesses.  Together, FX and Rates dominate our FRC revenue mix, and this combined Macro segment was down overall.  Market conditions were particularly favorable to Credit, where revenues increased over 60% year-on-year, but consistent with our strategy, our footprint is much smaller in this space.

Costs excluding variable compensation accruals were down 8% year-on-year, reflecting actions taken early in 2016.  While we remain disciplined on costs, we're making strategic investments; for example, in our Research business, Evidence Lab is central to how we distinguish ourselves from competitors, as also reflected in our global ranking improvement from #6 in Institutional Investor to #2 in the last two years as we've built up this offering.

Our PBT performance and disciplined resource management drove a strong 24% return on attributed equity under our new allocation framework.  Just for reference, under the old framework, this would have been over 30%.

Slide 16 – Corporate Center

The Corporate Center loss before tax was 234 million.

Corporate Center – Services costs before allocations were down, reflecting our cost reduction program.  Personnel costs excluding variable compensation were down 4%.

Group ALM's profit before tax was 63 million, mostly due to gains on accounting asymmetries related to economic hedges.  Total risk management net income after allocations was positive 42 million this quarter, compared with our guidance of around negative 50 million per quarter.  This was driven by tightening of the spreads on a portfolio of hedged government bonds, which generated 80 million of mark-to-market gains. These gains are likely to unwind over the coming quarters.

Non-core and Legacy Portfolio posted a loss of 91 million, its lowest loss since inception, mainly due to lower expenses for litigation provisions.  LRD was down 3 billion QoQ to below 20 billion, mostly as a result of unwind activity, maturing trades and market moves.

The P&L drag from Corporate Center was comparatively lower this quarter, but we do not see this as a reliable indication of future performance in the short to medium term, given the profit in Group ALM and lower losses in NCL.

Slide 17 – Cost reduction

During the quarter, we increased our net cost reduction run-rate to 1.7 billion, as a result of both Corporate Center and business division cost reductions.  We remain confident that we'll achieve the full 2.1 billion by year-end. As we complete our cost program, we expect restructuring costs to be around 1 billion for the remainder of this year, and then to taper in 2018.

Slide 18 – Higher funding cost allocations to business divisions

As discussed last quarter, we modified our equity attribution framework to reflect regulatory changes.  We now allocate the equity directly associated with activity that Group ALM manages on behalf of the business divisions.  This, together with other changes, translated into a 55% increase in total equity attributed to business divisions.  Together with our TLAC requirements under the Swiss capital regime, which are among the highest globally, this implies a total TLAC allocation to our business divisions that equates to ratios well above 30% of their RWA and around 8% of their LRD.  For example, the IB has implied TLAC of nearly 22 billion.

We expect to see a net reduction in Net interest income allocated to the business divisions of around 350 million in 2017 versus 2016, principally affecting P&C, WM, and the IB.  The increase of 50 million compared to the headwinds described in our previous guidance reflects a more comprehensive view of all our liquidity and funding economics, not just TLAC funding costs, the investment of equity, and the impact of implied forwards.

Slide 19 – Capital and leverage ratios (fully applied)

Our capital position remains strong, with a fully applied CET1 capital ratio of 14.1% and CET1 leverage ratio of 3.55%.

We continued to make progress towards achieving our fully applied total leverage ratio well in advance of the 2020 deadline.  We issued 6.8 billion in TLAC-eligible bonds during Q1, improving our TLAC leverage ratio to 8.4%. With this, our total loss-absorbing capacity increased to 74 billion, or nearly 11% of our non-HQLA LRD.

I will now pass back to Sergio for closing statements.

Sergio P.  Ermotti

Closing remarks

Thank you Kirt.

In closing I would like to say a few words on the shorter-term outlook.  We’ve clearly seen improved investor sentiment in the first quarter, particularly in the US, but this hasn’t yet translated into a sustained increase in activity levels globally, and may not, given macro and geopolitical uncertainties.  Net interest income continues to face headwinds, from low and negative interest rates in Europe and from rising funding costs.  But as we saw this quarter, we are well positioned to mitigate these effects, as only a small improvement in market conditions will support continued sustainable profit growth.

That’s why, as the world's only global wealth manager, we're positive about the future.  Our world class Investment Bank is a perfect complement.  We are the undisputed market leader in Switzerland and our Asset Management business is taking the necessary steps to adapt to an industry experiencing rapid change.  These businesses are working together to benefit both our clients and our shareholders. Finally, it goes without saying that we remain committed to our strategy and our returns policy, while continuing to build capital organically.

Thank you for your attention and we can now open for questions.

Cautionary statement regarding forward-looking statements: This presentation contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these would have on UBS’s business activities; (v) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, completing the implementation of a service company model, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2016. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's first quarter 2017 report and its Annual Report on Form 20-F for the year ended 31 December 2016. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Use of adjusted numbers

Unless otherwise indicated, “adjusted” figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to page 8 of the 1Q17 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate.
Refer to page 14 of the 1Q17 report for more information.

© UBS 2017. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather___ ____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather___ ____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  April 28, 2017